Exhibit 99.3

NuCana Reports First Quarter 2022 Financial Results and Provides Business Update

Initiated Randomized Phase 2 Study of NUC-3373 in Patients with Colorectal Cancer

Initiated Phase 1b/2 Study of NUC-3373 in Combination with Other Agents, Including PD-1 Inhibitors, in Patients with Solid Tumors

First Patients Enrolled in Phase 2 Study of NUC-7738

Multiple Data Readouts in 2022

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, June 2, 2022 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2022 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of March 31, 2022, NuCana had cash and cash equivalents of £52.6 million compared to £60.3 million as of December 31, 2021. NuCana continues to advance its various clinical programs and reported a net loss of £8.4 million for the quarter ended March 31, 2022, as compared to a net loss of £9.8 million for the quarter ended March 31, 2021. Basic and diluted loss per share was £0.16 for the quarter ended March 31, 2022, as compared to £0.19 per share for quarter ended March 31, 2021.

“We are excited about the optimized development plan we recently announced for NUC-3373 in colorectal cancer and have initiated the randomized Phase 2 study, NuTide:323, in second-line patients”, said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We are also pleased to have initiated the NuTide:303 Phase 1b/2 study of NUC-3373 in combination with other agents, including PD-1 inhibitors, for the treatment of patients with solid tumors. In addition, we have enrolled the first patients into the Phase 2 part of the NuTide:701 study of NUC-7738. We look forward to providing numerous data updates throughout 2022 for both NUC-3373 and NUC-7738.”

Mr. Griffith continued: “Positive data that we have previously announced for NUC-3373 and NUC-7738 have demonstrated our ProTides’ potential to provide cancer patients with more efficacious and safer treatment options. These data continue to demonstrate our ProTides’ encouraging anti-cancer activity and favorable safety profiles and pharmacokinetic properties.”

Mr. Griffith concluded: “We have an anticipated cash runway which we expect will extend into 2025 and through many key milestones for both NUC-3373 and NUC-7738. We look forward to progressing towards our goal of significantly improving treatment options for patients with cancer.”

Anticipated 2022 Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2022, NuCana expects to:

•	Commence enrollment in the randomized, controlled Phase 2 (NuTide:323) study of NUC-3373 in combination with other agents for the second-line treatment of patients with colorectal cancer;

•

Commence enrollment in the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with other agents, including PD-1 inhibitors, in patients with solid tumors to identify additional indications for development;

•	Expand the Phase 1b/2 (NuTide:302) study of NUC-3373 in second-line colorectal cancer patients, and evaluate NUC-3373-based regimens in combination with bevacizumab;

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUC-3373 combined with leucovorin, irinotecan and bevacizumab in patients with colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with other agents in patients with solid tumors to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2022, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent and is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1/2 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2022	2021

	(in thousands, except per share data)
	£	£
Research and development expenses	(9,446)	(8,706)
Administrative expenses	(2,152)	(2,104)
Net foreign exchange gains (losses)	1,131	(677)

Operating loss	(10,467)	(11,487)
Finance income	31	24

Loss before tax	(10,436)	(11,463)
Income tax credit	2,033	1,702

Loss for the period	(8,403)	(9,761)

Basic and diluted loss per share	(0.16)	(0.19)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31, 2022	December 31, 2021

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,505	2,410
Property, plant and equipment	727	851
Deferred tax asset	68	60
Other non-current assets	2,556	2,540

	5,856	5,861

Current assets
Prepayments, accrued income and other receivables	3,790	4,161
Current income tax receivable	9,215	7,188
Cash and cash equivalents	52,561	60,264

	65,566	71,613

Total assets	71,422	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	143,138	143,137
Other reserves	73,481	72,137
Accumulated deficit	(157,901)	(149,726)

Total equity attributable to equity holders of the Company	58,718	65,548

Non-current liabilities
Provisions	46	46
Lease liabilities	141	164

	187	210

Current liabilities
Trade payables	2,699	1,829
Payroll taxes and social security	714	170
Accrued expenditure	8,945	9,510
Lease liabilities	159	207

	12,517	11,716
Total liabilities	12,704	11,926

Total equity and liabilities	71,422	77,474

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2022	2021

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(8,403)	(9,761)
Adjustments for:
Income tax credit	(2,033)	(1,702)
Amortization and depreciation	197	222
Finance income	(32)	(24)
Interest expense on lease liabilities	3	6
Share-based payments	1,575	1,795
Net foreign exchange (gains) losses	(1,149)	664

	(9,842)	(8,800)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	390	(191)
Increase in trade payables	870	1,285
Decrease in payroll taxes, social security and accrued expenditure	(38)	(368)

Movements in working capital	1,222	726

Cash used in operations	(8,620)	(8,074)

Net income tax received	—	—

Net cash used in operating activities	(8,620)	(8,074)

Cash flows from investing activities
Interest received	31	24
Payments for property, plant and equipment	—	(4)
Payments for intangible assets	(166)	(138)

Net cash used in investing activities	(135)	(118)

Cash flows from financing activities
Payments for lease liabilities	(75)	(74)
Proceeds from issue of share capital	1	198

Net cash (used in) from financing activities	(74)	124

Net decrease in cash and cash equivalents	(8,829)	(8,068)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	1,126	(663)

Cash and cash equivalents at end of period	52,561	78,625

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com